FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-164313

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.

SUPPLEMENT NO. 1 DATED OCTOBER 15, 2010

TO THE PROSPECTUS DATED SEPTEMBER 17, 2010

This document supplements, and should be read in conjunction with, our prospectus dated September 17, 2010 relating to our offering of 180,000,000 shares of common stock. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	information regarding distributions recently declared; and

•	the execution of an agreement to acquire a shopping center containing 100,460 rentable square feet located in Parma, Ohio.

Status of the Offering

We commenced our initial public offering on August 12, 2010, pursuant to which we are offering up to 150,000,000 shares of our common stock in a primary offering at $10.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our dividend reinvestment plan at $9.50 per share. As of October 11, 2010, we had raised aggregate gross offering proceeds of approximately $3.85 million from the sale of approximately 427,611 shares in our initial public offering, including shares sold under our dividend reinvestment plan.

Distributions Declared

With the authorization of our board of directors, we have declared distributions for the month of December 2010. These distributions will be calculated based on stockholders of record each day from December 1, 2010 through and including December 31, 2010 in an amount equal to $0.00178082 per share of common stock. This equates to a 6.50% annualized yield when calculated on a $10.00 per share purchase price. Distributions will be paid on January 5, 2011. All distributions will be paid in cash or reinvested in stock for those participating in our dividend reinvestment program.

Purchase and Sale Agreement

We, through an indirect wholly owned subsidiary, have entered into a purchase and sale agreement to acquire a shopping center containing 100,460 rentable square feet located at 1795 Snow Road on approximately 14.4 acres of land in Parma, Ohio (the “Property”). On August 26, 2010, an affiliate of our sub-advisor, Phillips Edison Group LLC (the “Affiliate”), entered into a purchase agreement with EIG Snow View Plaza, LLC, an Indiana limited liability company, to purchase the Property. The contract purchase price for the Property is $12.3 million, excluding closing costs. On October 11, 2010, the Affiliate assigned this purchase agreement to our indirect wholly owned subsidiary. The seller is not affiliated with us or any of our affiliates. We intend to fund the purchase of the Property with financing proceeds and proceeds from this offering. Pursuant to the purchase and sale agreement, we would be obligated to purchase the Property only after satisfaction of agreed upon closing conditions. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit up to $300,000 of earnest money.

Currently, the Property is 98% leased to ten tenants, including Giant Eagle, which occupies approximately 58% of the total rentable square feet of the Property. Giant Eagle is a market-leading grocery chain in the Pittsburgh and eastern Ohio regions. No other tenant occupies more than 10% of the total rentable square feet of the Property.

The Giant Eagle lease expires on September 30, 2020 and the average rental rate over the remaining lease term is $730,417. Giant Eagle has five options to extend the term of its lease by five years.

The Property was partially constructed and commenced rental operations in 1995. Construction of the Property was completed in 1996. The average occupancy rate for the Property in 2009 was 93.10%. The average effective annual rental rate per square foot for the Property in 2009 was $12.73. We calculate average effective annual rental rate per square foot as the annualized contractual base rental income, net of free rent, for the year divided by the average leased square feet.

The table below sets forth a schedule of expiring leases for the Property by square footage and by annualized contractual base rent as of October 1, 2010.

Year	Number of Expiring Leases	Annualized Base Rent	% of Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Rentable Square Feet Expiring
2010	—	—	—	—	—
2011	1	$34,332	3.05%	1,500	1.49%
2012	—	—	—	—	—
2013	2	$41,592	3.70%	4,000	3.98%
2014	2	$83,400	7.42%	6,500	6.47%
2015	1	$42,000	3.74%	3,500	3.48%
2016	1	$47,976	4.27%	3,313	3.30%
2017	1	$65,220	5.80%	7,476	7.44%
2018	—	—	—	—	—
2019	—	—	—	—	—
Thereafter	2	$809,532	72.02%	66,171	65.87%

Annualized effective base rent of expiring leases, for each of the years indicated above, is calculated based on the contractual rent as of October 1, 2010.

We currently have no plans for capital improvement of the Property and we believe that the Property is suitable for its intended purpose and adequately insured.